WELLPOINT



WellPoint by Design

ANNUAL REPORT 2002

Successful companies achieve competitive advantage by ensuring that the unique attributes of their culture support a sound business strategy. This report depicts this important linkage within WellPoint.

The Company's vision encourages a pattern of leadership, innovation, accountability and discipline. These attributes bring our mission and rigorous business process to life, making us successful in delivering tangible value for our customers.

Being customer focused is part of the fabric of our company. We meant to do it this way. It's WellPoint by design.

To Our Stockholders

Our focus on meeting the needs of our customers led to another outstanding year in 2002.

WellPoint's medical membership growth — the most important measure of our success — was 2.7 million during the year. Excluding the RightCHOICE merger and the MethodistCare acquisition, we added 667,000 new members for a same store growth rate of 6.3 percent. Our two fastest-growing markets, California and Georgia, had same store membership increases of 11.2 percent and 7.0 percent, respectively.



Leonard D. Schaeffer

With 13.2 million members at the end of 2002, WellPoint is now the third largest health plan in the United States.

We are providing products and services that consumers want. WellPoint has one of the broadest and most innovative product portfolios in the industry. The Company is effectively using technology to enhance service levels for our customers. We also have developed a reputation for financial stability by pricing our products to cover medical cost trends and prudently managing our administrative costs. Members can count on us to be there to pay for their covered medical services.

Anticipating and meeting customer needs is what drives stockholder value. WellPoint's stock price increased 21.8 percent in 2002, significantly better than the 2.4 percent decrease for our peer group and the S&P 500® which was down 23.4 percent.

While our stock price performed well in 2002, virtually all valuation metrics grew faster than the stock price during the year. For example, revenues grew 39.5 percent and operating cash flow grew 73.8 percent.

We have a long record of creating stockholder value — for the five years ended December 31, 2002, WellPoint's stock price increased 236.9 percent, the best of any health care company in the S&P 500.

An Unsustainable Trend Offers Opportunity

Health care costs are increasing by more than 10 percent annually, three times faster than the overall inflation rate. Premiums generally are going up by a similar amount to cover costs, although some health plans have increased premiums faster than medical costs because they have priced incorrectly in the past. We believe this rate of increase is unsustainable. Our customers and our economy cannot absorb these increases over the long term.

WellPoint has developed tools to help customers lower the rate of increase in costs and premiums. The effective implementation of these tools is one of our competitive advantages.

Product Innovation

Consumers today make health care decisions largely insulated from the true cost of care. Health plan benefits remain relatively generous and can be better described as prepaid health care rather than insurance against unanticipated expenses.


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'01
'02
13,223,000
25.6%
10,528,000
28.4%
8,201,000

Medical Membership


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'01
'02
$17,339,000
39.5%
$12,429,000
34.7%
$9,229,000

Revenues *(in thousands)*

For example, about 80 percent of our large group PPO members in California have a $250 or less medical deductible. If consumers become more informed about costs and participate more directly in the financing of care, they will become more efficient users of health care services.

WellPoint offers products that give employers and members choices on the tradeoffs between premiums and coverage levels for minor to moderate health care needs. In addition, we are providing cost and quality information so that members can make rational decisions about what care is right for them and their families.

Network Segmentation

There is significant variation in physician and hospital practice patterns. The frequency of certain surgeries varies widely across the nation depending on where a person lives and not necessarily on recognized standards of care. WellPoint's internal data show that the cost of certain procedures at hospitals in the same geography can vary significantly.

Slightly smaller networks of specialists and hospitals can offer members access to quality care while removing significant inefficiencies from the system. We also can help our members find medical facilities with good outcomes for specific procedures. These networks and services are in place today for employers and individuals who want to lower their premiums and out-of-pocket expenses for health insurance.

Health Improvement Programs

Our data show that member participation in health improvement programs for chronic illnesses such as asthma, diabetes and heart disease improves clinical outcomes and quality of life while reducing costs. For WellPoint members participating for three years in the Company's diabetes program, average emergency room visits dropped 27 percent and average blood sugar levels decreased 15 percent.

Unfortunately, only 25 percent of the 300,000 WellPoint members who have been diagnosed with diabetes participate in the diabetic health improvement program. We can achieve more widespread participation in these programs by working with employers and physicians to educate members about the benefits of these initiatives and to encourage members to use them. WellPoint also provides incentives to network physicians to assure the delivery of preventive care services for chronic conditions.

A Commitment to Quality

WellPoint continues to promote quality in the delivery of health care services. We have received Excellent Accreditation, the highest rating possible, from the National Committee for Quality Assurance for products sold in most of our key geographies.

We also have implemented an innovative program in the California market designed to promote quality health care, increase customer value and measure the delivery of health services. The program uses nationally accepted standardized measures for a quality scorecard that gives physicians benchmarking information with emphasis on preventive care.

The Benefits of Increased Efficiency

There are many opportunities to improve efficiency in health care. WellPoint plays a key role in this effort, from the way we operate our business to initiatives that profoundly impact the industry.

From an operating standpoint, we are working to reengineer medical claims submission and processing. Our goal is to pay a claim much faster — to significantly reduce the amount of time from the date medical services are rendered for one of our members to the date we pay the claim. In 2002, we reduced the claim payment cycle time by about 5.0 days. We achieved this improvement by increasing the percentage of claims submitted electronically by our network physicians and hospitals from 52.7 percent to 61.7 percent and by increasing our auto-adjudication rate, where claims are processed without human intervention, from 44.1 percent to 50.4 percent.

Paying a claim faster has several benefits. First, it improves our relationships with physicians and hospitals. They want and deserve to be paid quickly and accurately. Second, faster payment gives us more timely data for actuarial analysis. We are better able to analyze cost trends and price our products correctly. Third, reducing claim payment cycle times lowers our administrative costs by processing fewer duplicate claims.

We have much more opportunity in this area. We can envision the day when a member's health enrollment card is used to facilitate payment to the physician — at the point of service the treatment is recorded, the claim is adjudicated with an explanation of benefits printed in the physician's office, the member's deductibles or co-payments are debited and the physician receives a wire transfer at the end of the day for all WellPoint members he or she saw that day.

Another WellPoint initiative, our petition to move prescription antihistamines to over-the-counter (OTC) status, has a more global impact on efficiency. These safe and effective antihistamines were being sold OTC in other countries at a fraction of their prescription cost in the United States. Early in 2003, the most popular antihistamine became available OTC and faced competition that offered a one-month's supply for as little as $11. This is in sharp contrast to a cost of more than $60 and required doctor's office visit when it was available as a prescription medication.


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$4.67
48.3%
$3.15
19.3%
$2.64

Earnings Per Share Assuming Full Dilution

Our efforts in the antihistamine drug class are designed to preserve the affordability of the pharmacy benefit. Previously, prescription antihistamines resulted in higher premiums and out-of-pocket expenses for our members and those of our competitors. Now, all Americans have more affordable access to these excellent pharmaceuticals. Overall, we want to preserve resources to pay for life-essential drugs, including the new genomic and oncology breakthroughs to come.

Governance, Control and The WellPoint Way

In 2002, corporate scandals focused attention on the governance and management of publicly traded companies. Throughout WellPoint's history, we have conducted the Company's business around a core of financial integrity and operational control. It is vitally important in our business that we have consistent, stable performance and continue to earn the trust of all of our constituents.

WellPoint has a tradition of strong corporate governance. Our nine-member Board of Directors includes eight outside directors. Board members bring a wealth of diverse experience to the Company, including formerly serving as chief executive officer of a major financial institution and chief financial officer of a large regional utility. The Board's audit, compensation and nominating and governance committees are comprised entirely of outside directors. Each committee has a detailed charter and each member has appropriate skills to carry out the committee's functions.

WellPoint's management process is rigorous and comprehensive. It begins with detailed three-year and annual plans that incorporate the best thinking of our business unit managers. The plans are reviewed by our senior management and discussed and approved by our Board of Directors.

We monitor our progress relative to the annual plan quarterly, monthly and, for some metrics, weekly and daily. We also have built in reasonability checks, such as rolling reforecasts as new data become available. If a business segment begins to fall short of its plan, the unit's managers are responsible for taking corrective action immediately.

"The WellPoint Way," the Company's philosophy of doing business, uses the same rigor to align our associates around our vision and mission. It incorporates our business process into the fabric of the Company so that everyone in the organization knows where they fit and how they contribute. As this report describes, it is an approach that encourages leadership, innovation, discipline and personal accountability. We believe it is a way of doing business that yields tangible benefits for our customers.

A Favorable Outlook

WellPoint is favorably positioned for future growth.

We operate in a large industry that is growing faster than the overall economy, with increased demand for health care services driven by the aging baby boomer population and new technologies. Our sector of the industry also offers opportunity as firms continue to consolidate to achieve economies of scale in health care financing.

The current public and private health insurance system has the capacity to cover most of today's uninsured. The National Institute for Health Care Management (NIHCM) estimates 14 million uninsured people are currently eligible for public programs but are not enrolled. A concerted outreach effort would help increase enrollment. Expanding eligibility in public programs administered by private sector managed care organizations to include low income individuals earning less than 200% of the federal poverty level could cover approximately 9 million additional people who are currently uninsured.

The remaining segment of the uninsured can and should be covered by private health insurance. NIHCM estimates that approximately 18 million uninsured individuals have moderate to high incomes. For the more than 6 million with moderate incomes, tax subsidies could help them afford private coverage. Those with higher incomes need to be educated and encouraged to participate in the health insurance system.

WellPoint's positioning within the industry is another reason for optimism about our growth potential. We have a broad product portfolio that features choice, and our customer base is diversified, both by customer size and geography. Finally, our focus on regional concentration allows us to understand and meet customer needs and effectively manage our cost structure.

Our success in 2002 again reflects the leadership of our Board of Directors and officers along with the excellence of our associates. Looking forward, we believe WellPoint has significant competitive advantages operating in what may be the fastest-growing industry in the United States over the next decade.

Leonard D. Schaeffer
Chairman and Chief Executive Officer

March 2003

WellPoint

Vision

WellPoint will redefine our industry through a new generation of consumer-friendly products that put individuals back in control of their health and financial future.



Leadership

A health plan can play a unique role in challenging conventional wisdom and raising the bar for quality care.

WellPoint is a leader in creating innovative initiatives and programs that establish a higher level of excellence in quality health outcomes. The Company looks at health issues through an unconventional prism, one that calls for innovative analysis of data and new solutions to industry challenges.

Women's Health — Breast Cancer Research and Treatment

WellPoint is committed to women's health care issues and efforts to provide services and information that improve quality of care and clinical outcomes. The Company's *Women's Health* initiative focuses on five key areas — wellness and prevention, disease management, quality improvement, community involvement and sales support.

WellPoint has taken a leadership role in breast cancer treatment, starting with efforts to improve the dialogue between breast cancer patients and their caregivers about current treatment standards and options available to achieve improved medical outcomes. With the exception of skin cancer, breast cancer is the most common cancer among American women, and second only to lung cancer as a cause of cancer-related deaths.

The Company has a broad commitment that includes a number of projects, including a mammography compliance initiative and a breast cancer treatment pilot program to improve health outcomes. In October 2002, Blue Cross of California (BCC) announced the results of a two-year pilot program study of its members that revealed significant variations in care following a breast cancer diagnosis and surgery. The study was developed in part to respond to significant deficiencies in the medical management of breast cancer patients documented in the Institute of Medicine's 1999 report, *Ensuring Quality Cancer Care*.

The findings of the BCC study indicated that doctors are achieving favorable results for rates of mammography, early diagnosis and breast-conserving surgery; however, rates of radiation


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therapy after breast-conserving surgery, maintenance of standard chemotherapy doses, anemia management and pain management varied significantly from nationally recognized treatment guidelines. As a result of this study, BCC received a grant for Innovation in Quality Improvement from the American Association of Health Plans. The grant will be used to address issues concerning access to quality medical care, and to develop and implement interventions to improve clinical performance.

Healthy Parenting Initiative

The increasing incidence of obesity, especially in children, is emerging as one of the nation's most critical health care issues. To help America's young people achieve and maintain a healthy weight, WellPoint is leading an effort to educate medical professionals, parents and children about this issue. Through its *Healthy Parenting* initiative, WellPoint is empowering families with information and resources to lead healthier lives.

In November 2002, WellPoint and the American Dietetic Association (ADA) announced a collaborative project to help parents and children fight childhood obesity. In the first major alliance between the ADA and a leading health insurer, the two organizations are working to develop print and Web-based materials to help parents and health care professionals communicate to children the importance of maintaining a healthy weight. The guide will address the substantial health risks associated with obesity and will also provide concrete recommendations for helping children achieve health and wellness goals. By empowering health care professionals with tools to stimulate conversation with parents and children on obesity, WellPoint is taking a critical step toward helping America's youth grow up to be strong, healthy adults.

GenericSelect SM

WellPoint continues to play a leadership role in improving accessibility to and affordability of pharmaceuticals, while assuring member and physician choice. In January 2003, WellPoint's Blue-branded operating subsidiaries implemented a unique program, *GenericSelect*, to encourage use of generic prescription medications. Targeting most commercial members, *GenericSelect* is the next generation in generic encouragement programs.

GenericSelect offers a discount on new prescriptions when members select generic drugs. It encourages highly effective and widely used generic drugs as appropriate substitutes for brand name drugs within a therapeutic class. The program is designed to enhance dialogue between members and their physicians, and help control and reduce escalating out-of-pocket prescription costs for members. The program also complements efforts to educate consumers about using generic drug alternatives by the U.S. Food and Drug Administration (FDA) and the Blue Cross and Blue Shield Association.





The Congressional Budget Office estimates that generic drugs may save consumers $8 to $10 billion a year. These drugs are available in the therapeutic classes representing over 40 percent of drug costs. WellPoint monitors FDA generic approvals and reviews the *GenericSelect* list quarterly for potential additions.

Provider Quality Incentive Programs

WellPoint took another pioneering step to improve the quality of medical care delivered to its members with the October 2002 announcement of a pilot PPO Physician Quality and Incentive Program (PQIP) for Blue Cross of California. The introduction marks the second phase of BCC's Physician Quality Initiative, which was launched in 2001 with the pilot HMO Shared Risk Incentive Program.

PQIP is one of the first programs of its type in the industry that specifically addresses the PPO system. The program is designed to promote quality health care, increase customer value and measure the effective delivery of health services. PQIP uses nationally accepted standardized measures for an Internet-based quality scorecard that gives physicians benchmarking information on key clinical procedures with an emphasis on preventive care. The program focuses on screening procedures such as mammograms, pap smears, colon cancer screenings and childhood immunizations. It also serves to track whether or not physicians are following well-documented preventive care and treatment recommendations for patients with chronic conditions like diabetes and asthma.

***GenericSelect* drugs as of January 2003**

GenericSelect Drug	Brand Name Drugs		Commonly Used For
	THERAPEUTICALLY EQUIVALENT BRAND	OTHER BRANDS	
Fluoxetine*	Prozac	Zoloft* Paxil* Celexa*	Depression
Lovastatin*	Mevacor	Lipitor* Pravachol* Zocor Lescol	High Cholesterol
Ranitidine Tablets*	Zantac Tablets	Prevacid* AcipHex* Nexium Protonix Prilosec	Acid Reflux
Lisinopril* Atenolol* Metoprolol* Hydrochlorothiazide*	Zestril/Prinivil Tenormin Lopressor Oretic	Diovan* Cozaar* Avapro Atacand Norvasc*	Hypertension
Metformin*	Glucophage	Actos* Avandia*	Diabetes
Ibuprofen* Naproxen*	Motrin Naprosyn	Celebrex Vioxx Bextra	Arthritis Pain

*Formulary drug (as of January 2003)



Innovation

The pace of change is accelerating in health care. Consumers demand more innovative products and services to meet their needs. WellPoint is ahead of the curve in developing attractive new product offerings and using technology to enhance service.

Innovative Products

Power CareAdvocate PPO

Piloted with a large retail employer in 2002, Blue Cross of California's *Power CareAdvocate PPO* was introduced to certain large employers effective January 2003. *Power CareAdvocate* combines the choices of a PPO with the care management of an HMO. With this innovative product, members who contact "health advocates" prior to receiving specialty care receive the highest level of benefits available. The health advocates also assist members with special needs, such as those who have chronic conditions or are awaiting surgery. This balance of options and resources creates productive partnerships between health plans, employers and employees, and allows individuals to have more control of their personal health care spending.

CompleteChoice

UNICARE has a strong tradition of product innovation to address both employer and member needs. In January 2003, UNICARE launched *CompleteChoice HealthFund*, a consumer-driven health care option that gives members direct input and choice in their personal health care spending. It also provides larger clients with flexible options to help control their health care expenditures. *CompleteChoice* offers a menu of the latest health care financing features. It combines a high-deductible PPO with a supplemental employer-funded Health Reimbursement Account and an optional member-funded Flexible Spending Account. Cost incentives and information resources built into *CompleteChoice* encourage employees to become better-educated consumers of health care services.

OptionBlueSM[1]

In 2002, Blue Cross and Blue Shield of Missouri introduced *OptionBlue* — flexible health plans allowing both large and small companies to buy more than one PPO or POS design, while



offering a choice of benefits to employees. The goal of *OptionBlue* is to assist companies that want to offer health insurance to their employees, but have a difficult time affording it. It offers a company the opportunity to pay all or most of the cost of the lower benefit plan, and employees the option to purchase greater benefits if they choose. *OptionBlue* provides a way for companies to offer quality health care coverage to employees while mitigating the impact of annual rate increases.

Health Coaching

In 2002, WellPoint began the implementation of innovative, corporatewide health improvement programs targeting members with serious chronic health conditions including asthma, congestive heart failure and diabetes. The cornerstone of these programs is the health coaching model. This model differs from traditional disease management in that it uses an inter-disciplinary team of health professionals to help members make difficult behavior changes to improve their health.

Members identified as having a high health risk are assessed by a nurse health coach to determine specific education and management needs related to their condition. The nurse,



together with the member, prioritizes these needs and coordinates health education calls with other members of the health coaching team that includes respiratory therapists, behaviorists, dieticians and exercise physiologists, while promoting improved compliance with the physician's treatment plan.

Health coaching education is tailored to the member's motivation level. The care plan is monitored throughout the member's participation and changed where and when necessary in an effort to give the member the best chance of success. The result is an empowered member who is ready to handle difficult behavior changes with increased confidence and opportunity for success.

Cost and Quality Indicators

To help members better understand the link between cost and quality, Blue Cross of California launched a series of Web-based tools in 2002. BCC first developed cost indicators for contracted hospitals to help members make more informed health care decisions. These indicators, available online in a *Consumer Cost Guide*, provide a comprehensive picture of cost to members before they access health care services. Cost categories range from least expensive to most expensive. At the same time, hospital quality outcome information is made available.

Through a partnership with Subimo, a leading provider of health care decision support tools, members can also easily access a wide range of hospital information using the Internet. Members can review quality outcome statistics for inpatient care, overall safety standards, complication rates for particular procedures, the number of patients that have undergone the procedure at a particular hospital in the past year, and many other clinical factors.

Together these tools offer members innovative options for learning more about the costs and quality issues associated with choices they make when accessing health care services.



Accountability

Today's keen focus on corporate accountability is especially important in health insurance — our members count on us to be there to pay their claims.

Social Responsibility

Social responsibility is a core value at WellPoint. Specific Company goals include:

- Improving accessibility to and affordability of health care services and coverage.
- Supporting programs that improve health status and quality of care for our members and the public.
- Influencing the development and implementation of health-related public policy.

WellPoint has always operated around a core of financial and operational integrity. The Company's associates understand that they are expected to know how their job fits into annual goals, the three-year plan, and WellPoint's mission, vision and values. Associate values include customer-focus, taking personal responsibility for achieving planned results, being a leader, being creative and entrepreneurial, embodying ethics, pride, integrity and passion, and collaborating to achieve Company results.

In support of the Company's commitment to the public, WellPoint has established an enduring legacy to benefit the communities it serves through the creation and funding of charitable foundations. In 1996, when WellPoint and Blue Cross of California were recapitalized and merged into a single stockholder-owned company, two independent foundations were endowed, creating California's second largest charitable foundation. Assets today are valued at more than $4 billion. The Company's 2001 acquisition of Blue Cross and Blue Shield of Georgia generated a $114 million endowment for a local charitable foundation. Additionally, WellPoint's merger with RightCHOICE Managed Care, Inc. in 2002 brought the assets of The Missouri Foundation for Health to nearly $1 billion. The foundation is using this money to strengthen health care within the state of Missouri.



Corporate Governance

WellPoint has a tradition of strong corporate governance. The Company's nine-member Board of Directors includes eight outside directors. Board members bring a wealth of diverse experience to the Company, including formerly serving as chief executive officer of a major financial institution and chief financial officer of a large regional utility.

Ethnic Outreach

Through a variety of ethnic outreach programs, WellPoint is addressing the needs of various populations in the communities it serves. In 2002, Blue Cross of California's *California Indian Health Care Program* expanded access to comprehensive health care coverage to members of California Native American tribes, a historically underserved population. In Texas, UNICARE launched a number of grassroots initiatives in the Hispanic community, including dissemination of culturally relevant health care information, to inform the uninsured that health care is available and affordable.

In response to recent studies showing that Asian-Americans face higher incidences of adult-onset diabetes, colorectal cancer, Hepatitis B infections and high blood pressure, Blue Cross of California customized its *HealthyCheck℠ Program* to the Asian community in order to communicate the importance of early diagnosis and preventive treatment. The *HealthyCheck Program* offers PPO and EPO (Exclusive Provider Organization) plan members an annual preventive care screening that evaluates a variety of health risks.

In 2002, Blue Cross and Blue Shield of Georgia kicked off an integrated outreach effort, *Stepping Stone*, which ties in with leading African-American organizations' wellness initiatives in Atlanta, Georgia.

Uninsured

Many healthy and financially capable Americans are choosing to live without the security and peace of mind health insurance provides. According to the U.S. Census Bureau, the share of the population without health insurance rose in 2001 — an estimated 14.6 percent of the population was without coverage for the entire year. This is unfortunate because the current public and private system has the capacity to cover most of the uninsured.

The uninsured are often healthier workers and younger adults who are needed to make the insurance pool stable and viable. Encouraging healthy individuals or employers with healthy employees to participate in the health insurance system would increase the affordability of coverage. At the same time, it is important for families and individuals to have access to


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care when they need it to avoid putting their health and financial futures at risk. Our goal is to increase participation in insurance pools and keep premiums affordable. The key is to address the reasons different subgroups of the population remain uninsured. To that end, WellPoint has made access to affordable, quality health care coverage a top priority. WellPoint companies work proactively on a number of initiatives that reach out to the uninsured. These initiatives include:

- Development of innovative products that fit customers' financial and health needs.
- Marketing of new benefit designs that give consumers more flexibility and choice in their health plan options.
- Educating individuals and small businesses about the availability of affordable products and the importance of participating in the system in order to keep coverage affordable for all.
- Promoting public and private sector collaboration on market-based solutions for reducing the number of uninsured Americans.
- Participating in national education campaigns to increase awareness of this problem.

The Uninsured Market


18 million
14 million
9 million

18 million — Moderate to high income

14 million — Eligible for public programs but not enrolled

9 million — Low income but not eligible for public programs

Source:
National Institute of Health Care Management, 2003



Discipline

The industry has experienced significant disruption and change. Consumers want financial stability and consistency in their health plan.

WellPoint's discipline is reflected in strong management and strategic planning processes, actuarial expertise and pricing flexibility.

Management Process and Strategic Planning

The Company's discipline is based on highly comprehensive management and extensive strategic planning processes. WellPoint starts with detailed three-year and annual plans, which are extensively monitored by senior management and the Board of Directors. Each major business operating segment has a monthly close. The results are reviewed by the Company's chief executive and chief financial officers.

One strength of the strategic planning process is its focus on meeting the needs and expectations of customers, including members, physicians, hospitals, brokers, agents and employers. WellPoint is continually anticipating the future environment and adapting to shifting priorities and circumstances. The strategic planning process provides the blueprint for how WellPoint runs its business, and ensures that strategies and projects are coordinated throughout the Company. The nature of the process encourages cross-organizational communication and idea sharing as business units and shared services carefully form their individual strategies.

WellPoint's success is rooted in a management philosophy and business process that embraces change, flexibility and innovation. The key to this process is reasonability checks — operating and financial assumptions are constantly reforecasted and retested as actual results become known throughout the year. Results are also cross-checked between business operating segments and legal entities. WellPoint has an action-oriented and disciplined management team that moves quickly to make changes to the three-year and annual plans as appropriate to ensure desired results are achieved.



Actuarial Expertise

WellPoint is able to maintain its edge on pricing products appropriately because of its more than 54 credentialed actuaries who are Associates of the Society of Actuaries or Fellows of the Society of Actuaries. The Company further employs over 50 actuarial students. With the addition of analysts, programmers and other staff members, WellPoint's actuarial department has more than 200 associates.

The department is organized by geography and within geography by customer group. Because of WellPoint's regional geographic focus, which has resulted in large member pools in each of its geographic areas, the Company believes that its actuaries can more accurately determine medical cost trend than many competitors.

As the methods used by actuaries serving WellPoint's individual and small group business units are different than the methods used for large groups, the Company has established actuarial practice leaders. These practice leaders provide assistance to actuaries supporting customer groups across all WellPoint geographies, as well as legislative issues, network analyses and data management.

Pricing Discipline

Another one of WellPoint's competitive advantages — its diverse customer base — gives the Company flexibility in the timing of price changes. With a diversified business mix that consists of customers with varying fiscal calendars, contract renewals are spread throughout the year. Unlike many of WellPoint's competitors, approximately one-third of the Company's risk membership, mainly large employer groups, is priced in January. This allows WellPoint to maintain its pricing discipline and adjust pricing on the remaining book of business throughout the year according to cost trends or other changes in the environment.

Claims Processing

In an effort to improve relationships with the hospitals, physicians and other health care professionals in WellPoint's networks, WellPoint has reengineered the way health care claims are submitted and processed to improve efficiency. The Company is working with physicians, hospitals and other health care professionals to direct claims submissions to one virtual point of entry where the claims can be sorted electronically and sent to various business units.

By speeding the process for collecting and paying claims, WellPoint improves timely access to data for actuarial analysis. This enables the Company to better track cost trends and implement changes if necessary. The use of technology in collecting and processing claims and reducing the number of duplicate bills further serves to lower administrative costs.

WELLPOINT

A Pattern for Success

ANNUAL REPORT 2002



WellPoint

Mission

The WellPoint Companies provide health security by offering a choice of quality branded health and related financial services designed to meet the changing expectations of individuals, families and their sponsors throughout a lifelong relationship.

Built Upon a Solid Business Process

WellPoint's business process, which has been in place since 1993, is comprised of five key components:

- **Business Strategy** — Leverage competitive advantages through execution of the Company's business plan.
- **Customer Value** — Offer flexible product choice and network breadth.
- **Efficiency** — Improve processes for billing customers, collecting premiums and paying medical claims.
- **Governance and Control** — Operate around a core of financial and operational integrity.
- **Profitable Growth** — Leverage Company growth to increase satisfaction of customers, distribution channels, associates and shareholders.

This business process establishes a framework that yields tangible value for all constituents.


CUSTOMER VALUE
Business Strategy
GOVERNANCE and CONTROL
Profitable Growth
IMPROVED EFFICIENCY

The Common Thread — Focus on the Customer

A common thread running throughout WellPoint is its unyielding focus on the customer. It is this approach to delivering value that sets WellPoint apart.

Crafting Value for Members

By listening and responding to members, WellPoint has created a pattern for success. The Company's ongoing focus on improving accessibility to and affordability of health care services reflects WellPoint's commitment to delivering choice, access and information.

Choice

WellPoint offers a breadth of products including indemnity plans, PPO plans, HMO plans and hybrid products, enabling purchasers to select the most appropriate plans for their needs. Specialty products add additional options for health care coverage, including pharmacy, dental and behavioral health. The Company's customers value the choice and flexibility that are inherent in WellPoint's innovative products.

Access

Access to quality health care professionals is a key consumer concern when selecting a health plan. WellPoint facilitates access to care by developing and maintaining quality hospital, physician and lab networks, as well as a variety of specialty product networks, such as alternative birth centers, vision, dental and physical therapy.

Information

WellPoint is committed to providing the tools and information necessary for members to make informed health care decisions. The Company delivers on this commitment by helping members access information about their health and the health services available to them through a variety of publications and tools, many of them Web-based.

Crafting Value for Employers

An integral part of WellPoint's relationship with employer groups is listening to and anticipating the needs of employers as well as those of their employees. WellPoint has worked with employers to deliver what they want — tools to manage medical inflation and service innovations.

Medical Inflation Management
WellPoint helps employers manage medical inflation in a variety of ways, including plan design and network configuration.

WellPoint helps large employer groups mitigate the costs of health care through innovative and flexible product design. Benefit offerings can be modified to increase employee deductibles or co-pays while giving them a choice to "buy up" to a higher level of coverage. New consumer-driven health care plans help employers better manage costs up-front while more actively involving employees in their own health care spending.

WellPoint realizes significant market opportunities by segmenting the Company's networks. Segmenting networks of specialists, subspecialists and hospitals helps members obtain quality care at the most efficient cost.

Service Innovations
WellPoint uses sophisticated research tools to continually study consumer preferences and help determine what individuals value most. The following service innovations have been developed to deliver the greatest satisfaction to the Company's customers:

- Web-based tools enable members to check the status of a claim or look for a network physician in their area by using the Internet.
- Employers can conduct online enrollment in WellPoint plans using Web-based technologies.
- Virtual call centers enable human resources representatives at employer groups to meet basic administrative needs electronically.
- "Single contact resolution" brings together a series of automated programs to help WellPoint customer representatives resolve a customer problem in a single telephone session.
- Enhanced work flow management includes advanced imaging technology and bar coding to move and track information, such as medical records, more efficiently.
- Telemedicine uses computer technology and telecommunications to link members and their primary care physicians in rural areas with medical specialists.

The WellPoint Family of Companies

WellPoint is one of the nation's largest publicly traded health care companies serving the needs of more than 13 million medical members and over 48 million specialty members nationwide. WellPoint serves its customers in California through Blue Cross of California, in Georgia through Blue Cross and Blue Shield of Georgia, in Missouri through Blue Cross and Blue Shield of Missouri, and throughout various parts of the country as UNICARE and HealthLink.

The WellPoint family of companies employs approximately 16,200 full-time associates in 78 offices throughout the country.

Blue Cross of California

Blue Cross of California has been serving the health care needs of Californians since 1937. As the California operating subsidiary of WellPoint, Blue Cross of California, together with its branded affiliates, provides health care services to more than 7.0 million medical members.
www.bluecrossca.com

Blue Cross and Blue Shield of Georgia

An operating subsidiary of WellPoint, Blue Cross and Blue Shield of Georgia serves more than 2.2 million medical members and is the oldest and largest health benefits company in Georgia.
www.bcbsga.com

Blue Cross and Blue Shield of Missouri

An operating subsidiary of WellPoint, Blue Cross and Blue Shield of Missouri has been serving the needs of Missouri residents since the 1930s and is the largest provider of health care benefits in Missouri with approximately 900,000 medical members.
www.bcbsmo.com

HealthLink

HealthLink offers network rental and administrative services to employers, unions, governmental subdivisions, schools and insurance companies in seven states in the Midwest, three states in the Mid-Atlantic region, Washington DC and Texas. HealthLink maintains contracts with physicians, hospitals and other health care professionals to support PPO, HMO, POS and workers' compensation PPO arrangements.
www.healthlink.com

UNICARE

Serving approximately 2.0 million medical members, UNICARE is WellPoint's national organization dedicated to the delivery of quality health care plans and products throughout the United States since 1996.
www.unicare.com

Milestones

2002

January

- WellPoint named to Forbes magazine's Platinum List as best large health insurance company and ranked 53rd best large company in America.

- WellPoint completed merger with RightCHOICE Managed Care, Inc.

February

- WellPoint Board of Directors approved two-for-one split of the Company's common stock.

March

- WellPoint named to "BusinessWeek 50" ranking of the nation's best-performing large public corporations.

April

- WellPoint named one of the top companies for women executives by Executive Female Magazine for the third consecutive year.

- WellPoint awarded "WorkForce Optimas Award for Competitive Advantage" for its Human Resources Planning System.

- WellPoint completed acquisition of MethodistCare.

November

- WellPoint announced partnership with American Dietetic Association to fight childhood obesity.

December

- WellPoint signed agreement to acquire Golden West Dental & Vision.

2003

January

- WellPoint launched the *GenericSelect* Program, allowing members to purchase select generic drugs at a discount.

- WellPoint named winner of 2003 Catalyst Award—achievement in advancement of women in executive ranks cited.

February

- WellPoint named FORTUNE Magazine's "Most Admired Health Care Company" for the fifth consecutive year.



W. Toliver Besson
(far upper right)
Chair, Nominating & Governance Committee
Partner, Paul, Hastings, Janofsky & Walker

Roger E. Birk
(second from left)
Chair, Audit Committee; Member, Compensation Committee
Former Chairman and Chief Executive Officer, Merrill Lynch, Incorporated

Sheila P. Burke
(fourth from left)
Member, Compensation and Nominating & Governance Committees
Undersecretary for American Museums & National Programs of the Smithsonian Institution

William H. T. Bush
(far lower right)
Member, Audit and Nominating & Governance Committees
Chairman, Bush O'Donnell & Company, Inc.

Julie A. Hill
(far left)
Chair, Compensation Committee
Former Founder, President & CEO of Hiram-Hill Development Company

Warren Y. Jobe
(third from left)
Member, Audit and Nominating & Governance Committees
Former Senior Vice President, Southern Company

Jane G. Pisano, Ph.D.
(upper right)
Member, Audit and Compensation Committees
President and Director
The Natural History Museum of Los Angeles County

Elizabeth A. Sanders
(lower right)
Member, Compensation and Nominating & Governance Committees
Principal, The Sanders Partnership

Leonard D. Schaeffer
(fifth from left)
Chairman and Chief Executive Officer
WellPoint Health Networks Inc.

FINANCIAL HIGHLIGHTS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Year Ended and as of December 31,	2002	2001	2000	1999	1998
Consolidated Operating Results					
Revenues	$17,338,540	$12,428,647	$9,228,958	$7,485,427	$6,478,350
Income from continuing operations before extraordinary gain and cumulative effect of accounting change	697,931[A]	414,746	342,287	297,211	319,548
Net Income	703,079[A]	414,746	342,287	278,544	231,280
Per share data:[B]					
Income from continuing operations before extraordinary gain and cumulative effect of accounting change:					
Earnings Per Share	$ 4.84	$ 3.27	$ 2.74	$ 2.25	$ 2.31[C]
Earnings Per Share Assuming Full Dilution	$ 4.64	$ 3.15	$ 2.64	$ 2.19	$ 2.28[C]
Net Income					
Earnings Per Share	$ 4.87	$ 3.27	$ 2.74	$ 2.11	$ 1.67[C]
Earnings Per Share Assuming Full Dilution	$ 4.67	$ 3.15	$ 2.64	$ 2.05	$ 1.65[C]
Consolidated Financial Position					
Total assets	$11,302,535	$ 7,472,133	$5,504,706	$4,593,234	$4,225,834
Total liabilities	7,325,838	5,339,554	3,860,289	3,280,534	2,910,611
Total stockholders' equity	3,976,697	2,132,579	1,644,417	1,312,700	1,315,223
Membership					
Medical[D]	13,223[E]	10,528[F]	8,201	7,515	6,892
Pharmacy	34,983	32,755	29,039	21,980[G]	15,003
Dental	2,705	2,630	2,246	2,453	3,149
Life	2,579	2,310	2,020	2,125	2,156
Disability	514	541	569	598	779
Behavioral Health	7,315	5,144	4,353[H]	2,157[I]	744

[A] Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142. In addition, *investment income of $314.0 million for the year ended December 31, 2002 included $33.2 million of net invest*ment realized gains, net of $22.2 million in income taxes related to such realized gains.

[B] Per share data for each period presented reflects the two-for-one stock split in the form of a 100% stock dividend that occurred on March 15, 2002.

[C] Per share data for 1998 includes a charge of $0.21 per basic and diluted share related to the Company's investment in FPA Medical Management, Inc. and net income of $0.62 per basic and $0.61 per diluted share related to the Company's favorable IRS ruling regarding the deductibility of a cash payment made by the Company's former parent company at the time of its May 1996 Recapitalization.

[D] Membership numbers as of *December 31, 2001, 2000 and 1999* have been adjusted to include members from two Company-owned or Company-controlled rental networks as well as the Company's proportionate share of members associated with a joint venture providing Medicaid services in Puerto Rico. The total members associated with these entities for each date are as follows (in thousands): 381, 332 and 215 for December 31, 2001, 2000 and 1999, respectively. Membership numbers as of December 31, 2002 also include members from these entities.

[E] Increase in membership numbers reflect continued sales growth and the merger in January 2002 with RightCHOICE Managed Care, Inc. ("RightCHOICE"), which had approximately 2.1 million members at closing. In order to reflect consistent membership numbers across the Company's various operating subsidiaries, the Company has excluded certain members for which RightCHOICE provides workers' compensation managed *care services that RightCHOICE previously reflected as members. The Company's membership numbers as of* December 31, 2002 have also been adjusted to eliminate shared members that are enrolled in UNICARE plans using the HealthLink networks. Finally, the Company excluded certain members participating in a national Blue Cross and Blue Shield Association program that were previously included as medical members by RightCHOICE.

[F] The increase in medical membership was the result of continued sales growth and the acquisition on March 15, 2001 of Blue Cross and Blue Shield of Georgia Inc., which added approximately 1.9 million members.

[G] Effective January 1, 1999, WellPoint revised its methodology of counting pharmacy members. As a result of this revision, pharmacy members for whom *WellPoint* provides claims processing services are now counted separately from pharmacy members for whom WellPoint provides clinical management services.

[H] Behavioral health membership as of December 31, 2000 reflects an addition of approximately 1.6 million members over December 31, 1999 due to the mental health parity requirements in the State of California, which became effective in the third quarter of 2000.

[I] The increase in behavioral health membership is due to approximately 1.4 million additional California large employer group and certain state-sponsored program members whose behavioral health benefits were formerly not counted separately from medical benefits.

Revenues
Amt. (in billions)



$6.5
$7.5
$9.2
$12.4
$17.3
1998
1999
2000
2001
2002

Net Income
Amt. (in millions)



$231.3
$278.5
$342.3
$414.7
$703.1
1998
1999
2000
2001
2002

Medical Membership[D]
Amt. (in millions)



6.9
7.5
8.2
10.5
13.2
1998
1999
2000
2001
2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
WellPoint Health Networks Inc.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of WellPoint Health Networks Inc. and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in the Annual Report on Form 10-K (which statements are not presented herein); and in our report dated January 31, 2003, except Note 24 as to which the date is March 5, 2003, we expressed an unqualified opinion on those consolidated financial statements, which included an explanatory paragraph that effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Accordingly, the Company ceased amortizing goodwill and indefinite lived intangible assets as of January 1, 2002. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2002 and 2001, and the related condensed consolidated income statements and condensed consolidated statements of changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Los Angeles, California
January 31, 2003, except Note 24 as to which the date is March 5, 2003

RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Stockholders of WellPoint Health Networks Inc.

The Company's management is responsible for the integrity and objectivity of the financial information contained in this annual report.

Management maintains and is responsible for systems of internal accounting controls to provide reasonable assurance of the integrity and reliability of the financial statements, safeguarding of assets and that transactions are executed in accordance with management's authorization and are accurately reflected in the books and records of the Company. The Company maintains an extensive internal auditing program that independently assesses the effectiveness of these internal controls with written reports and recommendations issued to the appropriate levels of management. Management believes that the existing systems of internal controls are achieving the objectives discussed herein.

WellPoint's Audit Committee of the Board of Directors is responsible for reviewing the Company's financial reporting, accounting and internal control practices and recommending the selection of independent auditors. The Company's internal and independent auditors have full and free access to the Audit Committee and meet with it to discuss all appropriate matters.

Kenneth C. Zurek

Kenneth C. Zurek
Senior Vice President,
Controller & Taxation
WellPoint Health Networks Inc.

January 31, 2003

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

December 31,	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,355,616	$1,028,476
Investment securities, at market value	5,282,887	3,832,982
Receivables, net	1,223,232	841,722
Deferred tax assets, net	142,149	79,063
Other current assets	208,711	90,398
Total Current Assets	8,212,595	5,872,641
Property and equipment, net	346,351	222,080
Intangible assets, net	737,461	430,488
Goodwill, net	1,691,771	661,346
Long-term investments, at market value	134,274	124,611
Deferred tax assets, net	—	54,486
Other non-current assets	180,083	106,481
Total Assets	$11,302,535	$7,472,133
Liabilities and stockholders' equity		
Current Liabilities:		
Medical claims payable	$ 2,422,331	$1,934,620
Reserves for future policy benefits	68,907	62,739
Unearned premiums	495,508	332,813
Accounts payable and accrued expenses	1,144,662	783,026
Experience rated and other refunds	251,743	255,570
Income taxes payable	140,881	64,654
Security trades pending payable	428,851	175,541
Other current liabilities	798,966	456,842
Total Current Liabilities	5,751,849	4,065,805
Accrued postretirement benefits	123,042	94,124
Reserves for future policy benefits, non-current	214,328	222,406
Long-term debt	1,011,578	837,957
Deferred tax liabilities	18,924	—
Other non-current liabilities	206,117	119,262
Total Liabilities	7,325,838	5,339,554
Stockholders' Equity:[A]		
Preferred Stock — $0.01 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common Stock — $0.01 par value, 300,000,000 shares authorized, 149,748,101 and 135,307,637 issued at December 31, 2002 and December 31, 2001, respectively	1,497	714
Treasury stock, at cost, 2,697,958 and 7,474,305 shares at December 31, 2002 and December 31, 2001, respectively	(173,842)	(465,805)
Additional paid-in capital	1,812,004	1,002,193
Retained earnings	2,315,254	1,548,941
Accumulated other comprehensive income	21,784	46,536
Total Stockholders' Equity	3,976,697	2,132,579
Total Liabilities and Stockholders' Equity	$11,302,535	$7,472,133

[A] Shares issued at December 31, 2001 have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend that occurred on March 15, 2002.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Year Ended December 31,	2002	2001	2000
Revenues:			
Premium revenue	$16,206,161	$11,577,170	$8,583,663
Management services and other revenue	818,375	609,693	451,847
Investment income	314,004	241,784	193,448
	17,338,540	12,428,647	9,228,958
Operating Expenses:			
Health care services and other benefits	13,211,090	9,436,264	6,935,398
Selling expense	681,802	502,571	394,217
General and administrative expense	2,166,744	1,666,587	1,265,155
	16,059,636	11,605,422	8,594,770
Operating Income	1,278,904	823,225	634,188
Interest expense	60,416	49,929	23,978
Other expense, net	55,086	74,714	45,897
Income before Provision for Income Taxes and Extraordinary Items	1,163,402	698,582	564,313
Provision for income taxes	465,471	283,836	222,026
Income before Extraordinary Items	697,931	414,746	342,287
Extraordinary Items:			
Gain from negative goodwill on acquisition	8,950	—	—
Loss on early extinguishment of debt, net of tax benefit of $2,534	(3,802)	—	—
	5,148	—	—
Net Income	$ 703,079	$ 414,746	$ 342,287
Earnings Per Share:[A]			
Income before Extraordinary Items	$ 4.84	$ 3.27	$ 2.74
Extraordinary gain from negative goodwill on acquisition	0.06	—	—
Extraordinary loss on early extinquishment of debt, net of tax	(0.03)	—	—
Net Income	$ 4.87	$ 3.27	$ 2.74
Earnings Per Share Assuming Full Dilution:[A]			
Income before Extraordinary Items	$ 4.64	$ 3.15	$ 2.64
Extraordinary gain from negative goodwill on acquisition	0.06	—	—
Extraordinary loss on early extinquishment of debt, net of tax	(0.03)	—	—
Net Income	$ 4.67	$ 3.15	$ 2.64

[A] Per share data for the years ended December 31, 2001 and 2000 have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend that occurred on March 15, 2002.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(IN THOUSANDS)	Preferred Stock	COMMON STOCK Issued Shares	Amount
Balance as of January 1, 2000	$ —	71,391	$ 714
Stock grants to employees and directors			
Stock issued for employee stock option and stock purchase plans			
Stock repurchased, at cost			
Net losses from treasury stock reissued			
Comprehensive income			
Net income			
Other comprehensive income, net of tax			
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment			
Foreign currency adjustments, net of tax			
Total comprehensive income			
Balance as of December 31, 2000	—	71,391	714
Stock grants to employees and directors			
Stock issued for employee stock option and stock purchase plans			
Stock repurchased, at cost			
Net losses from treasury stock reissued			
Comprehensive income (loss)			
Net income			
Other comprehensive income, net of tax			
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment			
Foreign currency adjustments, net of tax			
Minimum pension liability adjustment, net of tax			
Total comprehensive income (loss)			
Balance as of December 31, 2001	—	71,391	714
Stock grants to employees and directors			
Stock issued for employee stock option and stock purchase plans			
Stock repurchased, at cost			
Proceeds from sale of put options			
Stock issued in connection with acquisition of RightCHOICE Managed Care, Inc.		2,718	27
100% Stock Dividend on March 15, 2002		72,921	729
Stock issued under Zero Coupon Debt redemption call		2,718	27
Net losses from treasury stock reissued			
Comprehensive income (loss)			
Net income			
Other comprehensive income, net of tax			
Change in unrealized valuation adjustment on investment securities, net of reclassification adjustment			
Minimum pension liability adjustment, net of tax			
Total comprehensive income (loss)			
Balance as of December 31, 2002	**$ —**	**149,748**	**$1,497**

Common Stock In Treasury					
Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
7,765	$(481,331)	$ 955,016	$ 854,642	$(16,341)	$1,312,700
(15)	1,013				1,013
(1,668)	118,396	28,012			146,408
2,484	(174,602)				(174,602)
			(51,465)		(51,465)
			342,287		342,287
				68,045	68,045
				31	31
			342,287	68,076	410,363
8,566	(536,524)	983,028	1,145,464	51,735	1,644,417
(14)	886				886
(1,153)	77,266	19,165			96,431
75	(7,433)				(7,433)
			(11,269)		(11,269)
			414,746		414,746
				17,569	17,569
				(262)	(262)
				(22,506)	(22,506)
			414,746	(5,199)	409,547
7,474	(465,805)	1,002,193	1,548,941	46,536	2,132,579
(78)	4,944				4,944
(3,787)	232,384	67,617			300,001
4,625	(304,342)				(304,342)
		3,135			3,135
(5,536)	358,977	687,105	62,979		1,109,088
		(729)			—
		140,058			140,085
		(87,375)	255		(87,120)
			703,079		703,079
				8,766	8,766
				(33,518)	(33,518)
			703,079	(24,752)	678,327
2,698	**$(173,842)**	**$1,812,004**	**$2,315,254**	**$21,784**	**$3,976,697**

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

Year Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Income before extraordinary items	$ 697,931	$ 414,746	$ 342,287
Adjustments to reconcile income before extraordinary items to net cash provided by operating activities:			
Depreciation and amortization, net of accretion	115,014	110,157	75,402
(Gain) loss on sales of assets, net	(44,592)	13,283	24,170
(Benefit) provision for deferred income taxes	(33,484)	15,915	(61,188)
Amortization of deferred gain on sale of building	(4,057)	(4,426)	(4,426)
Accretion of interest on zero coupon convertible subordinated debentures and 6 3/8% Notes due 2012 and 6 3/8% Notes due 2006	2,745	3,128	2,971
(Increase) decrease in certain assets:			
Receivables, net	(53,294)	18,365	(162,375)
Other current assets	(105,735)	(20,892)	1,829
Other non-current assets	(33,607)	(9,126)	(5,324)
Increase (decrease) in certain liabilities:			
Medical claims payable	312,352	109,676	367,189
Reserves for future policy benefits	(3,914)	(48,307)	(23,424)
Unearned premiums	75,364	66,812	1,460
Accounts payable and accrued expenses	258,716	94,663	61,856
Experience rated and other refunds	(3,827)	2,315	26,659
Income taxes payable	98,153	(32,256)	(30,070)
Other current liabilities	103,028	81,199	20,692
Accrued postretirement benefits	8,114	3,047	2,607
Other non-current liabilities	12,111	(12,135)	7,634
Net cash provided by operating activities	1,401,018	806,164	647,949
Cash flows from investing activities:			
Investments purchased	(6,501,314)	(4,914,118)	(3,427,465)
Proceeds from investments sold	5,576,358	4,628,088	2,979,906
Proceeds from investments matured	62,188	74,972	86,412
Property and equipment purchased	(101,513)	(92,937)	(46,891)
Proceeds from property and equipment sold	6,789	8,481	2,358
Acquisition of new businesses, net of cash acquired	(349,011)	(561,652)	(151,748)
Net cash used in investing activities	(1,306,503)	(857,166)	(557,428)
Cash flows from financing activities:			
Net (repayment) borrowing of long-term debt under the revolving credit facility	(235,000)	(15,000)	50,000
Net borrowing of commercial paper	199,759	—	—
Net borrowing of long-term debt under 6 3/8% Notes due 2006	—	448,974	—
Net borrowing of long-term debt under 6 3/8% Notes due 2012	348,905	—	—
Cash paid on redemption of zero coupon convertible subordinated debentures	(18,967)	—	—
Change in advances on securities lending deposits	86,635	—	—
Proceeds from issuance of common stock	152,500	86,048	95,956
Proceeds from sale of put options	3,135	—	—
Common stock repurchased	(304,342)	(7,433)	(174,602)
Net cash provided by (used in) financing activities	232,625	512,589	(28,646)
Net increase in cash and cash equivalents	327,140	461,587	61,875
Cash and cash equivalents at beginning of year	1,028,476	566,889	505,014
Cash and cash equivalents at end of year	$ 1,355,616	$1,028,476	$ 566,889

EXECUTIVE OFFICERS

Leonard D. Schaeffer
Chairman and
Chief Executive Officer

David S. Helwig
Executive Vice President
Blue Cross of California

Joan E. Herman
Executive Vice President
Senior, Specialty and State
Sponsored Programs

John A. O'Rourke
Executive Vice President
Central Region

John S. Watts, Jr.
Executive Vice President
Blue Cross and Blue Shield
of Georgia

David C. Colby
Executive Vice President
and Chief Financial Officer

Thomas C. Geiser
Executive Vice President
and General Counsel

Rebecca A. Kapustay
Executive Vice President
Central Services

Woodrow A. Myers, Jr., M.D.
Executive Vice President
and Chief Medical Officer

Ron J. Ponder, Ph.D.
Executive Vice President
Information Services and
Chief Information Officer

Alice F. Rosenblatt
Executive Vice President
Actuarial and Integration
Planning and Implementation
and Chief Actuary

D. Mark Weinberg
Executive Vice President and
Chief Development Officer

CORPORATE DATA

Corporate Headquarters
1 WellPoint Way
Thousand Oaks, CA 91362
www.wellpoint.com
(805) 557-6655

Independent Public Accountants
PricewaterhouseCoopers LLP
Los Angeles, CA 90071

Investor Contact
Investor and Corporate
Communications
(805) 557-6789
www.wellpoint.com/investor_info

WellPoint SEC Filings
All WellPoint SEC Filings are available in WellPoint's online investor information center at www.wellpoint.com/investor_info.

Transfer Agent and Registrar
Mellon Investor Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
(800) 356-2017

Form 10-K Report
Stockholders may receive without charge a copy of the WellPoint Health Networks Inc. Annual Report on Form 10-K as filed with the Securities and Exchange Commission by contacting Investor Relations at the Company's corporate headquarters.

Stock Listing
Common Stock of WellPoint Health Networks Inc. trades on the New York Stock Exchange under the ticker symbol WLP.

Condensed consolidated financial statements are included in the Annual Report. The complete consolidated financial statements and related notes have been mailed to all stockholders with the proxy materials related to the 2003 Annual Meeting of Stockholders to be held May 13, 2003.

Cautionary Statement: Certain statements contained in this Annual Report are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, rising health care costs and trends affecting medical loss ratios, health care reform and other regulatory issues, difficulties in obtaining regulatory approvals of pending transactions, competition among managed care companies and general business conditions. Additional risk factors are listed from time to time in the Company's various reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Blue Cross of California, Blue Cross and Blue Shield of Georgia, and Blue Cross and Blue Shield of Missouri are independent licensees of the Blue Cross and Blue Shield Association.

SM Service Mark of WellPoint Health Networks Inc.
SM1 Service Mark of the Blue Cross and Blue Shield Association

UNICARE plans are provided by various entities including UNICARE Life & Health Insurance Company, UNICARE Health Plans of the Midwest, Inc., UNICARE Health Insurance Company of the Midwest, UNICARE Health Plan of Oklahoma, Inc., UNICARE Health Plan of Virginia, Inc., UNICARE Health Plans of Texas, Inc. and UNICARE Health Insurance Company of Texas.

Annual Report Credits
Design: Baker Designed Communications *www.bakerla.com*
Illustration: Elizabeth Burrill
Board of Directors Photo: Lon Harding
Content: WellPoint Investor and Corporate Communications

B

C

The interconnection between WellPoint's unique attributes and solid business process generates a pattern of success for the Company.

E





C

B


E





D